EVEREST
199 S. LOS ROBLES AVE., #200
PASADENA, CA 91101


                                December 5, 2005
                                                   Via Facsimile: (202) 772-9203
                                                         and submitted via EDGAR

Abby Adams
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

          Re:  Wilder  Richman  Historic   Properties  II  (the   "Partnership")
               Schedule TO-T filed by Everest Properties II, LLC on November 14, 2005

Dear Ms. Adams:

     This letter responds to the Staff's comments conveyed in your letter of November 23, 2005. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

     1. The clause quoted in the comment, "otherwise not affiliated," means simply that, other than owning limited partner units in the Partnership, Dixon Mill Investor, LLC (the "Dixon Bidder") has no relation to the Partnership.

     As disclosed in the Offer to Purchase, members of the Dixon Bidder are shareholders of Dixon Venture Corp., the operating general partner of the Partnership. Dixon Venture Corp. and the Dixon Bidder are under common control with each other, but neither are in an affiliate relationship with the Partnership or its General Partner. Dixon Venture Corp. acts as the operating general partner at the property and operating level partnerships by paying bills, collecting rents and handling day to day real estate management issues, but does not have any decision-making authority or responsibility with respect to the Partnership. Decisions of the Partnership, including, for example, acquisitions or dispositions by the Partnership or approval of transfers of interests in the Partnership, are made by the General Partner (with a vote of the limited partners, where required). None of the bidders or the operating general partner has any control over the Partnership's General Partner or shares any equity owners, officers, directors or control persons with such General Partner.

     In response to the comment, the Offer to Purchase has been amended in "Summary of the Offer."

     2. The subject partnership has just filed its Form 10-K for 2004. At the time the Offer was filed, the bidders had access to the information for 2004 that the bidders presented in the Offer to Purchase under Appendix A - Selected Financial Data - Combined Operating Partnerships, which information had not been in prior filings. The bidders did not have more recent information regarding the number of shares outstanding, although it appears from the Form 10-K for 2004 that the number has not changed.

          3. Please see our response paragraph 1.

     Analyzing our status prior to commencement of the offer, pursuant to Rule 13e-3(a)(1), no bidder is an affiliate for the following reasons. No bidder is, directly or indirectly, in control of, controlled by or under common control with the Partnership or its General Partner. To elaborate, no bidder has influence or control over the management or policies of the Partnership. As a limited partner, no bidder has powers to act under the limited partnership agreement of the subject partnership or to cause the Partnership or its general partner to take, or desist from taking, any action, except each bidder may vote as any other limited partner may vote on matters that may be submitted to the limited partners for approval.

     This Partnership's limited partnership agreement requires any approval by limited partners to be made by 51% of the outstanding securities (as opposed to a majority of a quorum). There are no provisions in this Partnership's limited partnership agreement that allow a lesser vote to constitute an approval of the limited partners. Therefore, the General Partner has sole legal and practical control over the Partnership. There is no board of directors to which a director may be elected by someone with a large (but not majority) position.

     Further, the General Partner does not consult with any bidder in any way, or seek our informal approval or input on any matters whatsoever. In fact, if a bidder participated in the Partnership's management in that way, it would risk losing its limited liability status as a limited partner by becoming a de facto general partner. The bidders do not request, nor to our knowledge does any bidder receive, any information from the General Partner that is not made equally available to any limited partner.

     4. In response to the comment, the Offer to Purchase is being amended in "Details of the Offer - 1. Terms of the Offer; Expiration Date; Proration; and -
2. Acceptance for Payment and Payment of Purchase Price" and in Effects of the Offer - Limitations on Resales" to clarify that, notwithstanding the Partnership Agreement provisions, the bidders will accept all Units that are tendered pursuant to the terms of the Offer and pay promptly after the General Partner confirms ownership and changes the distribution address. Thus, the Partnership Agreement will not restrict the number of Units purchased.

     5. Please see response paragraph 4, above.

     6. In response to the comment, the bullet point identified in the comment is being amended.

     7. In response to the comment, the Offer is being amended to delete the bullet point identified in the comment.

     8. and 9. We respectfully submit that these comments are inappropriate because, as comment 9 recognizes, the relevant inquiry is whether a condition to an offer is within the direct or indirect control of the bidder, or is adequately objective so that the offer is not illusory. The relevant inquiry is not whether a condition can be verified by a security holder independently, while the Offer is pending.

     None of the conditions are within the direct or indirect control of the bidders, and we do not believe the conditions are so broad as to make the Offer illusory or unclear. Nonetheless, we hereby confirm our understanding of the Staff's previously stated position that we must promptly advise Unit Holders as to how we intend to proceed if we become aware of an event that we believe implicates a condition. If the bidders claimed the existence of a condition that would permit termination of the offer, objective verification would be possible at that time.

     For example, referring to the conditions specifically cited in the Staff's comments:

     condition (a)(iv) is prefaced by: "a preliminary or permanent injunction or other order of any federal or state court, government, administrative agency or other governmental authority shall have been issued and shall remain in effect which . . . ," therefore, a public record would be available to verify the triggering event;

     condition (f), similarly, requires that there shall have been "threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person," which could be verified objectively by public records or by the party who made the threat;

     condition (c) requires that "there shall be any authorization, consent, order of, or filing with, or expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority," which could be verified objectively by public records or by the applicable government agency;

     condition (d) requires one of the following: (1) an event to occur, be disclosed or be threatened, which is verifiable by the actual occurrence or disclosure of the event, or in the case of a threatened event, by public information (e.g., a hurricane), by public record (e.g., a proposed law) or other means that would depend on the type of threatened event; (2) a lien, which is objectively verifiable through public records or through documents; or (3) the disclosure of a previously undisclosed fact, which is objectively demonstrated by the making of the new disclosure and a review of prior disclosure to see that it was not previously made (the Staff misstated this condition when paraphrasing it in comment 9).

     Although some conditions may also involve an element of reasonable judgment by the bidders, such as a material adverse effect on the Partnership, we believe that each condition is adequately objective to permit a Unit Holder to verify whether or not the condition was met, if asserted by the bidders.

     10. We respectfully submit that this comment is not appropriate because it misstates the requirement of Item 1004(a)(xii) of Regulation M-A and it asks the bidders to include in the Offer a statement of warranty that is neither required nor appropriate. The item requires disclosure of "[t]he federal income tax consequences of the transaction, if [such tax consequences are] material." The "transaction" is the acquisition by bidder of all the Units of Limited Partnership Interest, for cash. We do not believe there are any federal income tax consequences to the target registrant of that transaction, other than the potential tax termination effect that is described. The description of tax consequences to the Unit Holders that is set forth in the Offer is provided as a courtesy to security holders, consistent with common practice.

     Even if the Staff believes that Item 1004(a)(xii) requires disclosure of the federal income tax consequences to the Unit Holders of selling their Units, if such tax consequences are material, tax consequences to the Unit Holders are described in the Offer to Purchase. Therefore, the bidders have either succeeded or failed to satisfy the requirement to state "[t]he federal income tax consequences of the transaction," which success or failure is not changed by a statement claiming that the bidder has "disclosed all material federal tax consequences of the transaction." There is no requirement that the bidders make such a specific warranty statement to security holders regarding the tax disclosure, just as there is no requirement that such a specific warranty statement be made to security holders regarding any particular topic for which disclosure is required or is made.

     11. We respectfully submit that the comment is not appropriate because the Staff incorrectly infers that we claim we "are not responsible for the accuracy of the information . . . in [our] offering materials." No such statement is made or implied in Appendix A.

     In any event, the Offer is being amended to delete Appendix A and instead refer to the Form 10-K recently filed by the Partnership, which renders the comment moot.

     Closing paragraphs: While acknowledging the Staff's positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

     We are filing an amendment concurrently with this letter. We do not believe that the amendment materially changes the information already provided to the Unit Holders, although a copy of the amendment is being delivered with the letter included as Exhibit 12.5. Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

                                         Very truly yours,


                                        /S/ CHRISTOPHER K. DAVIS
                                        ----------------------------
                                        Christopher K. Davis
                                        Vice President and General Counsel


CKD:ckd
Enclosures with fax copy
cc w/e:  Mark Bava (Dixon)
         Chip Patterson (MPF)